Mail Stop 6010								October 25, 2005


David S. Tierney, M.D.
President and Chief Executive Officer
Valera Pharmaceuticals, Inc.
7 Clarke Drive
Cranbury, NJ 08512


Re:	Valera Pharmaceuticals, Inc.
	Registration Statement on Form S-1
      Amended September 29, 2005
	File Number 333-123288


Dear Dr. Tierney:


      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


   Prospectus Summary, page 1
1. We note that you have classified the proposed trial VP006 as a "pivotal" Phase I trial. Supplementally, explain to us why this trial is pivotal, or delete this term.
2. As to your disclosure concerning the valrubicin acquisition, please state how much you will pay for the acquisition of the assets you mention. Also, state the average or approximate treatment costs for patients to whom the drug is administered.
3. In the "Our Competitive Strengths" subsection on page 3, expand the disclosure under the "Manufacturing Ability" heading to describe your manufacturing and quality problems with Vantas during the second and third quarters of 2005.

   Use of Proceeds, page 24
4. We note our prior Comment 12, your response and reissue the comment. Please state how much of the proceeds of the offering are expected to be allocated to each of the matters you mention in the bullets. For each of the indications for the drug candidates that you intend to conduct clinical trials for using these proceeds, disclose the stage of the FDA approval process you expect to complete using the proceeds.

   Comparison of Six Months Ended June 30, 2004 and 2005, page 35

   Net Product Sales
5. As the expected decrease in Medicare reimbursement rates for Ventas appears to be a known event or uncertainty, please refer to Financial Reporting Codification Section 501.02 and provide disclosure that quantifies the expected decrease in the average selling price for Vantas and the effect on your future operations, financial position and cash flows.
6. Please expand your disclosure herein to discuss the nature, cause and chronology of each issue that caused the manufacturing disruption of Vantas due to your supply of histrelin. If these issues result in a known event or uncertainty that is reasonably likely to occur or if you cannot make that determination, please provide disclosure as required by Financial Reporting Codification Section 501.02.

   Cost of Product Sales
7. Disclose the nature, cause and chronology of the issues surrounding histrelin that resulted in lots produced that did not meet your quality control specifications.

   VP002, page 45
8. We note our prior Comment 16, your response and reissue the comment. Please explain in Plain English what clinically relevant means and what percentage is needed to meet this threshold.

   Revenue Recognition, page F-11
9. We acknowledge the response to our comment 18 in your September 29, 2005 response letter. Please disclose in your critical accounting estimate disclosure on page 34 your policy for accepting return including the period for which returns are allowed and the circumstances for allowing them. Please also include the following information in that disclosure:

* Regarding the actual returns and allowances of $923,357 for the six
months ended June 30, 2005, provide the portion relating to sales made during 2004 and sales made during the first six months of 2005, separately disclose the amounts from distributors and non-
distributors;
* Actual returns and allowances subsequent to June 30, 2005 and the
portion relating to sales made during 2004, sales made during the first six months of 2005 and sales made subsequent to June 30, 2005, separately disclose the amount from distributors and non-
distributors;
* The amount of your change in estimate of your December 31, 2004 accrual of sales returns and allowances recorded in the first six months of 2005.
* The amount of any changes in estimates of your June 30, 2005 accrual of sales returns and allowances that you anticipate recording in your third quarter ended September 30, 2005.
* The sales value of Vantas held by distributors as of the date when
each of your December 31, 2004 and June 30, 2005 financial statements were issued and separately management`s assessment as to the likelihood of returns of product held by the distributors and non-distributors.
* For the first two bullets, explain by each category the reasons for
the returns.
* The reason management believed that it was able to reasonably estimate returns of product in the preparation of the 2004 and 2005 financial statements in view of less than one year of sales experience of the product.

   Subsequent Events (unaudited)
10. Disclose the purchase price of the transaction with Anthra Pharmaceuticals, Inc. and describe the assets acquired. Tell us what consideration was given to Article 11 and Rule 3-05 of Regulation S-X and why you believe financial statements for Anthra Pharmaceuticals and pro forma disclosures are not required for this transaction.


*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Christine Allen at (202) 551-3652 or James
Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Reedich at (202) 551-3612 or me at (202) 551-3710 with any other questions.



      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	Robert B. Murphy, Esq.
	Pepper Hamilton LLP
	600 14th Street, N.W.
	Washington, DC 20005-2004





1